Zhibao Technology Inc.

Floor 3, Building 6, Wuxing Road, Lane 727

Pudong New Area, Shanghai 201204

VIA EDGAR

May 23, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Aisha Adegbuyi
Todd Schiffman

Re:	Zhibao Technology Inc. Registration Statement on Form F-1 Filed March 26, 2025 File No. 333-286140

 Dear Aisha Adegbuyi and Todd Schiffman:

Zhibao Technology Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on May 20, 2025, regarding the Company’s Registration Statement on Form F-1 (the “Registration Statement”) filed with the Commission on May 9, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. In response to the Staff’s comments, the Company is submitting via Edgar Amendment No. 2 to the Registration Statement (the “Amendment No.2”) with this response letter.

Amendment No. 1 to Registration Statement on Form F-1

Risk Factors

On February 17, 2023, the CSRC released the New Overseas Listing Rules, page 38

1.	We note your revised disclosure in the fifth paragraph in response to prior comment 3. Where you state that “[i]t is uncertain whether the September 2024 CSRC Filing can be completed. . .”, please clarify, if true, that you have not heard back from the CSRC. If that is the case, indicate how you are certain that this F-1 will not trigger any additional filings with the CSRC.

Response: In response to the Staff’s comment, we have revised our disclosures on the cover page, page 8, page 9, page 27 and page 39 of the Amendment No. 2 to clarify the filing requirement with the CSRC in connection with the offering.

Private Placement

L1 Private Placement - First Tranche

First Closing of First Tranche, page 66

2.	We note your response to prior comment 2. Please specify the terms and conditions that the second tranche financing and third financing are contingent upon.

Response: In response to the Staff’s comment, we have revised our disclosures on the page 66 and page 68 of the Amendment No. 2 to specify the terms and conditions that the second tranche financing and third tranche financing are contingent upon and add cross-reference to more detailed discussion of the terms and conditions on this prospectus.

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Lijia Sanchez, Esq., at lsanchez@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Botao Ma
Botao Ma Chief Executive Officer

cc:	Lijia Sanchez, Esq.
Ellenoff Grossman & Schole LLP